
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 10, 2007

Mr. Kenneth A. Dean
Chief Financial Officer
Alumina Limited
Level 12, IBM Centre, 60 City Road
Southbank, Victoria 2006 AUSTRALIA

> **Re: Alumina Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed June 19, 2006**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed June 29, 2007**
> **File No. 001-10375**

Dear Mr. Dean:

        This letter will confirm our telephone conversation of August 9, 2007. We have reviewed your Forms 20-F for the Fiscal Years Ended December 31, 2005 and 2006 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Engineering Comments

1.   We have reviewed your responses to our comments 5, 6, 7 and 8 of our letter dated May 31, 2007 and the expanded disclosure provided in your Form 20-F for the fiscal year ended December 31, 2006.   Although the staff has no further comment on these matters at this time, we will continue to review the need for further disclosure in your filings and may have further comment in the future.

Form 20-F for the fiscal year ending December 31, 2006

2.   Please amend your 2006 filing to include in the text or as a separate exhibit, the maps as stated in your response dated May 4, 2007 to comments 21 and 22.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at (202) 551-3684, or April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director